UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No. 11)*

Zoom Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98976E 10 3
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98976E 10 3	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Frank Blase Manning

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	5	SOLE VOTING POWER 676,246 shares
SHARES
BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER 0 shares
PERSON
WITH	7	SOLE DISPOSITIVE POWER 676,246 shares

	8	SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,246 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.2%

12	TYPE OF REPORTING PERSON IN

Item 1(a)

Name of Issuer:
Zoom Technologies, Inc.

Item 1(b)

Address of Issuer's Principal Executive Offices:
207 South Street, Boston, Massachusetts 02111

Item 2(a)

Name of Person Filing:
Frank B. Manning

Item 2(b)

Address of Principal Business Office or, if none, Residence:
207 South Street, Boston, MA 02111

Item 2(c)

Citizenship:
USA

Item 2(d)

Title of Class of Securities:
Common Stock, $0.01 par value

Item 2(e)

CUSIP Number:
98976E 10 3

Item 3

Not Applicable

Item 4

Ownership:

(a)	Amount Beneficially Owned: 676,246 shares

(b)	Percent of Class: 7.2%

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote: 676,246 shares

(ii)	shared power to vote or to direct the vote: 0 shares

(iii)	sole power to dispose or to direct the disposition of: 676,246 shares

(iv)	shared power to dispose or to direct the disposition of: 0 shares

Item 5

Ownership of Five Percent or Less of Class:
Not Applicable

Item 6

Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable

Item 8

Identification and Classification of Members of the Group:
Not Applicable

Item 9

Notice of Dissolution of Group:
Not Applicable

Item 10

Certification:
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/s/ Frank B. Manning
Signature

Frank B. Manning
Name